Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended March 31,
	2005	2004
Numerator:
Income from continuing operations	$10,363	$11,744
Discontinued operations	22,943	2,038
Preferred stock dividends	(4,468)	(2,183)

Net income available to common shareholders	$28,838	$11,599

Denominator:
Denominator for basic earnings per share—weighted average shares	50,595	50,065
Effect of dilutive securities:
Stock options	735	435

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,330	50,500

Basic earnings per share from continuing operations.	$0.12	$0.19
Basic earnings per share from discontinued operations	0.45	0.04

Basic earnings per share	$0.57	$0.23

Diluted earnings per share from continuing operations	$0.11	$0.19
Diluted earnings per share from discontinued operations	0.45	0.04

Diluted earnings per share	$0.56	$0.23